NEWS RELEASE

For Immediate Release
September 4, 2009

Canwest enters into sale agreement with Local Investor Group for CHEK-TV

WINNIPEG – Canwest Global Communications Corp. (“Canwest”) announced today that its subsidiary, Canwest Television Limited Partnership has entered into an agreement to sell CHEK-TV in Victoria (“CHEK”) to a local investor group (“LIG”).

For a nominal purchase price that was not disclosed, the LIG will take ownership of the conventional television station’s assets. The change of control and issuance of a new licence is conditional on Canadian Radio-television and Telecommunications Commission (“CRTC”) approval.  The LIG intends to file an application with the CRTC requesting the transfer of ownership of the station licence as soon as possible.

Canwest has agreed to provide transitional support services and leased space in the CHEK station building at favourable rates in order to ensure a smooth transition and to facilitate the sale.

“Many dedicated individuals on both sides of the table came together and the result is that it has preserved jobs and service in the community,” said Leonard Asper, President and CEO of Canwest.  “One week ago, we thought that this station was going to close and today we have a result that is beneficial for all parties.”

He added: “The real winners are the people of Vancouver Island and the Lower Mainland who will continue to receive this valuable local service.”

CHEK is a conventional television station with about 45 employees that services Victoria and the Vancouver Island region.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com